List of Gentex Corporation Subsidiaries
1.	E.C. Aviation Services, Inc., a Michigan corporation, is a wholly-owned subsidiary of Gentex Corporation.
2.	Gentex Holdings, Inc., a Michigan corporation, is a wholly-owned subsidiary of Gentex Corporation.
3.	Gentex GmbH, a German limited liability company, is a subsidiary 50% owned by Gentex Corporation and 50% owned by Gentex Holdings, Inc.
4.	Gentex Japan, Inc., a Japanese corporation, is a wholly-owned subsidiary of Gentex Corporation.
5.	Gentex Mirrors Ltd., a United Kingdom limited liability company, is a wholly-owned subsidiary of Gentex Corporation.
6.	Gentex France, SAS, a French simplified liability corporation, is a wholly-owned subsidiary of Gentex Corporation.
7.	Gentex Technologies Korea Co., Ltd., a Korean limited stock company, is a wholly-owned subsidiary of Gentex Corporation.
8.	Gentex (Shanghai) Electronic Technology Co., Inc., a Chinese limited liability company, is a wholly-owned subsidiary of Gentex Corporation.
Exhibit 21